

Mail Stop 7010

November 20, 2007

Don Stichler
Principal Financial Officer, Chief Accounting Officer
Southwall Technologies, Inc.
3788 Fabian Way
Palo Alto, California 94303

>   **Re: Southwall Technologies, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2006**
>   **Form 10-Q for the Period Ended September 30, 2007**
>   **File No. 0-15930**

Dear Mr. Stichler:

     We have reviewed your responses and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

     Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR FISCAL YEAR ENDED DECEMBER 31, 2006

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 33

1.   We note your reference on page 47 to the $400,000 reversal in 2005 of foreign income tax accruals relating to prior years. Please tell us how this item is reflected in the rate reconciliation you submitted in your response to comment 2 of your letter dated October 1, 2007.

2.   Tell us what the $614,444 "Federal" adjustment relates to and how this material amount is disclosed in your December 31, 2006 10-K.

3.   We note the $115,434 "Foreign tax Credit," which had the effect of increasing the 2006 tax provision. Please clarify how a tax credit could increase your tax expense.

FORM 10-Q FOR THE PERIOD ENDED JUNE 30, 2007

4.   We note your response to prior comment 1 in your letter dated November 1, 2007. We read that the low effective tax rate for the quarter ended June 30, 2007 was due to the release of the valuation allowance, however, it appears that the valuation allowance applies entirely to the US operations, whereas your results of operations analysis on page 17 states that the tax provision relates primarily to the German operations. Please advise or revise. Also, tell us the dollar amount of the German operations taxable income in the quarters ended June 30, 2006 and 2007.

FORM 10-Q FOR THE PERIOD ENDED SEPTEMBER 30, 2007

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 13

5.   Please amend your Form 10-Q for the period ended September 30, 2007 to include the disclosures you acknowledged in your response to comment 2 of your letter dated October 1, 2007 and to comment 1 of your response letter dated November 1, 2007. We note the continued significant fluctuations in your effective tax rates between the interim periods presented. Please also revise your analysis of the results of operations to quantitatively disclose how the changes in the German operation's pre-tax income impacted the tax provision in each of the interim periods.

Liquidity and Capital Resources, page 20

6.   Please amend your Form 10-Q for the period ended September 30, 2007 to include the disclosures you acknowledged in your response to comment 5 of your letter dated October 1, 2007. We note your net operating cash flows for the nine months ended September 30, 2007 were negatively impacted by $2.1 million due to your inability to collect the receivables. Please also revise to explain the 60% increase in your accounts receivable balance during the nine months ended September 30, 2007 while the quarterly revenues remained flat for the quarters ended December 31, 2006 and September 30, 2007.

Contractual Obligations, page 22

7.   Please amend your Form 10-Q for the period ended September 30, 2007 to include the disclosures you acknowledged in your response to comment 1 of your letter dated October 1, 2007. In this regard, we note that your cash interest payments for the nine months ended September 30, 2007 represent 75% of your operating cash flows. We believe that these material interest commitments should be included in your contractual obligations table or disclosed in a note to the table as to allow investors to assess the Company's future liquidity.

        As appropriate, please amend your September 30, 2007 10-Q filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact Bret Johnson at (202) 551-3753, Al Pavot at (202) 551-3738, or me at (202) 551-3768 if you have questions regarding our comments.

                                        Sincerely,

                                        John Cash
                                        Accounting Branch Chief